UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: June 13, 2012

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VimpelCom delivers better mobile web browsing with Opera Mini

Amsterdam, Netherlands (June 13, 2012) VimpelCom Ltd (“VimpelCom”, “Company” or “Group”) (NYSE:VIP), a leading global provider of telecommunications services, and Opera Software ASA, maker of leading browsers, today announce their strategic partnership to deliver a mobile web browser optimized for basic phones.

The special VimpelCom Opera Mini mobile browser is expected to be launched across VimpelCom’s operator brands in 18 countries, starting in summer 2012, providing over 200 million VimpelCom customers with the opportunity to access a rich, fast and data-efficient mobile browser ideally suited for low-cost mobile phones.

The special VimpelCom Opera Mini browser will make it easier for VimpelCom voice subscribers to try, activate and regularly use internet services on their handsets. Customers can customize their browsing experience and access favorite internet services such as Facebook or Google Search with one click, directly from their home page.

Mikhail Gerchuk, VimpelCom’s Group Chief Commercial Officer, said the collaboration would provide the Group’s customers around the world with an enjoyable, fast and user-friendly mobile web experience regardless of how advanced their handsets are.

“Most of our customers live in emerging markets, where the demand for mobile internet access is rapidly accelerating, outpacing the penetration of smartphones and the deployment of 3G networks. In most of our markets, VimpelCom will be the first operator to provide this innovative mobile service, which will enable our customers to experience the mobile web and its exciting benefits,” he said.

The Opera Mini browser provides users with advanced compression technology, which shrinks down webpages by up to 90% before they reach the phone. This allows users to expand the web experience dramatically with each and every megabyte they consume, while keeping costs down.

In addition to offering cost-effective access to the web via mobile, the VimpelCom Opera Mini browser places a high importance on user experience and functionality. Multiple browsing sessions will be possible through dedicated tabs. Local news, content and applications will be available with one click, directly from the home page.

Lars Boilesen, Opera Software’s Chief Executive Officer, said the partnership would enable VimpelCom subscribers to get much more fun out of the mobile web.

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“The Opera mobile browser is already loved by more than 190 million users worldwide, and we keep looking for new ways to make the mobile web more accessible. With over 200 million subscribers and many popular operator brands in different regions, VimpelCom is in a great position to contribute significantly to the mobile web boom we’re experiencing worldwide,” he said.

The VimpelCom optimized Opera Mini browser will be launched this summer in VimpelCom operations across the globe.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the timing of the Company’s rollout of Opera Mini. These and other forward-looking statements are based on management’s best assessment of the Company’s position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2012 VimpelCom had 209 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

About Opera Software ASA

The worldwide World Wide Web — any device, any platform, any bandwidth, absolutely anywhere in the world. Opera Software was founded in 1994, based on the idea that access to the web should be a universal right. 250 million people (and counting) use the Opera web browsers for computers, mobile phones, TVs and other connected devices. Opera also delivers tools, distribution, engagement, monetization and market insights to developers, publishers and brands around the world. We are passionate about breaking down barriers, so everyone can share in the power of the internet. Our vision of one web for all remains at the heart of what we do,

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because we believe that participation changes everything. Opera Software ASA is listed on the Oslo Stock Exchange under the ticker symbol OPERA. ‘Opera’, ‘Opera Software’, ‘Opera Mini’ and the ‘O’ logo are trademarks of Opera Software ASA. All other trademarks are the property of their respective owners. Learn more about Opera at www.opera.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach Tel: +31 20 79 77 200 (Amsterdam)

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